1345 AVENUE OF THE AMERICAS 46TH FLOOR NEW YORK, NY 10105 TEL 212-798-6100

September 5, 2014

Via EDGAR

Jessica Barberich

Assistant Chief Accountant

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:	Newcastle Investment Corp.
Form 10-K
Filed March 3, 2014
File No. 001-31458

Dear Ms. Barberich,

On behalf of Newcastle Investment Corp. (the “Company”), the undersigned submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter, dated August 21, 2014, the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K (File No. 001-31458) that was filed on March 3, 2014. To facilitate your review, the undersigned has reproduced the text of the Staff’s comments in italics below, and the headings and comment numbers in this letter correspond to the headings and comment numbers in the Comment Letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63

1.	We note your disclosure of net interest spread of your portfolio of debt investments on page 6 as well as your discussion of market considerations on page 64. Please also expand your disclosure to highlight the reasons for any material trends in the spread due to management’s decisions/actions, if applicable. Please provide us with your proposed future revisions.

Response

In response to the Staff’s comment, the Company proposes to expand its disclosure of market considerations in future filings to include the following information:

The net interest spread of our portfolio of debt investments can be impacted by (i) the timing and extent of changes in the composition of our portfolio as a result of purchases and sales of assets or the repayment of debt, including our CDO debt, repurchase agreements and other bonds, and the incurrence of new debt, (ii) the yields on new investments, which varies depending on the credit quality of the issuer, and (iii) changes in our estimates of the yields on securities acquired at a discount for credit quality, which management assesses on a quarterly basis. For instance, the net interest spread of our debt investments increases if we sell assets with lower yields relative to other assets in our portfolio or repay debt (such as in connection with an asset sale or

Jessica Barberich

Securities and Exchange Commission

September 5, 2014

refinancing) that has a higher interest rate relative to other financing on our portfolio (assuming no other changes to the composition of our portfolio). Conversely, the net interest spread of our portfolio decreases if we sell assets with higher yields relative to other assets in our portfolio or repay debt (such as in connection with an asset sale) that has a lower interest rate relative to other financing on our portfolio (again, assuming no other changes to the composition of our portfolio). Management continually monitors market conditions to opportunistically effect purchases and sales of debt investments.

Application of Critical Accounting Policies, page 65

Debt Investments, page 65

2.	You disclose that certain of your loans and securities are within the scope of different accounting guidance. Please expand your disclosure to more specifically clarify the impact this has on your accounting policies for different types of loans and securities. Please highlight the particular elements of the accounting for income recognition and impairment that differ between the policies for the different types. Provide us with your proposed future revisions.

Response

In response to the Staff’s comment, the Company proposes to modify its disclosure of critical accounting policies in future filings as shown in bold text below (with conforming changes to Note 2).

Impairment of Securities

We must also assess whether unrealized losses on securities, if any, reflect a decline in value which is other-than-temporary and, if so, write the impaired security down to its fair value through earnings. A decline in value is deemed to be other-than-temporary if (i) it is probable that we will be unable to collect all amounts due according to the contractual terms of a security which was not impaired at acquisition (there is an expected credit loss), or (ii) if we have the intent to sell a security in an unrealized loss position or it is more likely than not we will be required to sell a security in an unrealized loss position prior to its anticipated recovery (if any). For the purposes of performing this analysis, we assume the anticipated recovery period is until the respective security’s expected maturity.

For certain securities which represent beneficial interests in securitized financial assets and non-Agency RMBS acquired with evidence of deteriorated credit quality for which it was deemed probable, at acquisition, that we would be unable to collect all contractually required payments as they come due, an other-than-temporary impairment also will be deemed to have occurred whenever there is a probable adverse change in the timing or amounts of previously projected estimated cash flows.

Temporary declines in value generally result from changes in market factors, such as market interest rates and credit spreads, or from certain macroeconomic events, including market disruptions and supply changes, which do not directly impact our ability to collect amounts contractually due. We continually evaluate the credit status of each of our securities and the collateral supporting our securities. This evaluation includes a review of the credit of the issuer of the security (if applicable), the credit rating of the security, the key terms of the security (including credit support), debt service coverage and loan to value ratios, the performance of the pool of underlying loans and the estimated value of the collateral supporting such loans, including

Jessica Barberich

Securities and Exchange Commission

September 5, 2014

the effect of local, industry and broader economic trends and factors. These factors include loan default expectations and loss severities, which are analyzed in connection with a particular security’s credit support, as well as prepayment rates. These factors are also analyzed in relation to the amount of the unrealized loss and the period elapsed since it was incurred. The result of this evaluation is considered when determining management’s estimate of cash flows, particularly with respect to developing the necessary inputs and assumptions. Each security is impacted by different factors and in different ways; generally the more negative factors which are identified with respect to a given security, the more likely we are to determine that we do not expect to receive all contractual payments when due with respect to that security. Significant judgment is required in this analysis.

As of December 31, 2013, we had 13 securities with a carrying amount of $24.7 million that had been downgraded during 2013. We did not record a net other-than-temporary impairment charge on these securities for the year ended December 31, 2013. However, we do not depend on credit ratings in underwriting our securities, either at acquisition or on an ongoing basis. As mentioned above, a credit rating downgrade is one factor that we monitor and consider in our analysis regarding other-than-temporary impairment, but it is not determinative. Our securities generally benefit from the support of one or more subordinate classes of securities or equity or other forms of credit support. Therefore, credit rating downgrades, even to the extent they relate to an expectation that a securitization we have invested in, on an overall basis, has credit issues, may not ultimately impact cash flow estimates for the class of securities in which we are invested.

Furthermore, the analysis of whether it is more likely than not that we will be required to sell securities in an unrealized loss position prior to an expected recovery in value (if any), the amount of such expected required sales, and the projected identification of which securities would be sold is also subject to significant judgment.

Revenue Recognition on Securities

Income on these securities is recognized using a level yield methodology based upon a number of cash flow assumptions that are subject to uncertainties and contingencies. For securities that are not acquired at a discount for credit quality, these assumptions include the rate and timing of principal and interest receipts (which may be subject to prepayments and defaults). For securities acquired at a discount for credit quality and with respect to which management has determined at acquisition that it is probable that we will not collect all contractually required principal and interest payments, these assumptions also include expected losses. For these securities, we recognize the excess of all expected cash flows over our investment in the securities, referred to as accretable yield, as Interest Income on a loss-adjusted yield basis. The loss-adjusted yield is determined based on an evaluation of the credit status of securities, as described in connection with the analysis of impairment above. The excess of total contractual cash flows over the cash flows expected to be collected is referred to as the nonaccretable difference and is not recognized as income. The assumptions that impact income recognition are updated on at least a quarterly basis to reflect changes related to a particular security, actual historical data, and market changes. These uncertainties and contingencies are difficult to predict and are subject to future events, and economic and market conditions, which may alter the assumptions.

Jessica Barberich

Securities and Exchange Commission

September 5, 2014

Loans

We invest in loans, including, but not limited to, real estate related and other loans, including corporate bank loans, commercial mortgage loans, residential mortgage loans, manufactured housing loans and subprime mortgage loans. Loans for which we have the intent and ability to hold for the foreseeable future, or until maturity or payoff, are classified as held-for-investment. Loans for which we do not have the intent or the ability to hold for the foreseeable future, or until maturity or payoff, are classified as held-for-sale. Loans are presented in the consolidated balance sheet net of any unamortized discount (or gross of any unamortized premium) and an allowance for loan losses. We determine at acquisition whether loans will be aggregated into pools based on common risk characteristics (credit quality, loan type, and date of origination or acquisition); loans aggregated into pools are accounted for as if each pool were a single loan. We also evaluate our loans at acquisition for evidence of credit quality deterioration. Loans for which we determine that it is probable that we will not collect all contractually required principal and interest payments at acquisition are categorized as loans acquired at a discount for credit quality.

Impairment of Loans

To the extent that they are classified as held for investment, we must periodically evaluate each of these loans or loan pools for possible impairment. Impairment is indicated when it is deemed probable that we will be unable to collect all amounts due according to the contractual terms of the loan, or, for loans acquired at a discount for credit quality, whenever there has been a probable adverse change in the timing or amounts of expected cash flows. Upon determination of impairment, we would establish a specific valuation allowance with a corresponding charge to earnings. We continually evaluate our loans receivable for impairment or reversal of valuation allowance as described under “Revenue Recognition on Loans Held for Investment” below.

Our residential mortgage loans, including manufactured housing loans, are aggregated into pools for evaluation based on like characteristics, such as loan type and acquisition date. Individual loans are evaluated based on an analysis of the borrower’s performance, the credit rating of the borrower, debt service coverage and loan to value ratios, the estimated value of the underlying collateral, the key terms of the loan, and the effect of local, industry and broader economic trends and factors. Pools of loans are also evaluated based on similar criteria, including historical and anticipated trends in defaults and loss severities for the type and seasoning of loans being evaluated. This information is used to estimate specific impairment charges on individual loans as well as provisions for estimated unidentified incurred losses on pools of loans.

Significant judgment is required both in determining impairment and in estimating the resulting loss allowance. Furthermore, we must assess our intent and ability to hold our loan investments on a periodic basis. If we do not have the intent to hold a loan for the foreseeable future or until its expected payoff, the loan must be classified as “held for sale” and recorded at the lower of cost or estimated value.

Revenue Recognition on Loans Held for Investment

Income on loans held for investment is recognized similarly to that on our securities and is subject to similar uncertainties and contingencies, which are also analyzed on at least a quarterly basis. Interest income on performing loans is accrued and recognized as interest income at the contractual rate of interest. For loans acquired at a discount for credit quality, we

Jessica Barberich

Securities and Exchange Commission

September 5, 2014

recognize the excess of all expected cash flows over our investment in the loans, referred to as accretable yield, on a loss-adjusted yield basis. A gross interest yield is recorded to Interest Income, offset by a provision for post-acquisition probable, incurred credit losses which is accrued on a periodic basis to Valuation Allowance. The provision is determined based on an evaluation of the loans as described under “Impairment of Loans” above. The excess of total contractual cash flows over the cash flows expected to be collected is referred to as the nonaccretable difference and is not recognized as income. Probable increases in expected cash flows would first reverse any previously recorded allowance for loan losses with any remaining increases recognized prospectively as a yield adjustment over the remaining expected life of the loan. A rollforward of the allowance is included in Note 7 to our consolidated financial statements in Part II, Item 8, “Financial Statements and Supplementary Data.”

Revenue Recognition on Loans Held for Sale

Real estate related, commercial mortgage and residential mortgage loans that are considered held for sale are carried at the lower of amortized cost or market value determined on either an individual method basis, or in the aggregate for pools of similar loans. Interest income is recognized based on the loan’s coupon rate to the extent management believes it is collectable. Purchase discounts are not amortized as interest income during the period the loan is held for sale. Similarly, for loans acquired at a discount for credit quality, accretable yield is not recorded as interest income during the period the loan is held for sale. A change in the market value of the loan, to the extent that the value is not above the average cost basis, is recorded in Valuation Allowance. A rollforward of the allowance is included in Note 7 to our consolidated financial statements in Part II, Item 8, “Financial Statements and Supplementary Data.”

Note 2. Summary of Significant Accounting Policies, page 110

Goodwill and Intangibles, page 116

3.	You disclose that you amortize in-place resident lease intangibles over a 2-3 year period. Please explain in more detail how you determined the useful lives of these assets and your basis for using this amortization period; address your historical experience in your response. Also, in light of the fact that certain of your properties are triple-net leased to operators and your future cash flows from those properties are generated from fixed lease payments, rather than fees from resident agreements, please tell us how you considered that fact when determining the value of the in-place resident agreements as well as the useful lives. Clarify if the agreements are assigned to the new operators when leased to them upon acquisition and the impact of the assignments on your accounting, if any.

Response

In connection with its acquisition of senior living properties, the Company has recognized in-place resident lease intangibles that represent the economic benefits of acquiring properties with in-place resident leases, rather than vacant properties. As disclosed in the notes to the Company’s consolidated financial statements, the Company estimates the fair value of in-place leases as (i) the present value of the estimated rental revenue that would have been forgone, offset by variable costs that would have otherwise been incurred during a reasonable lease-up period, as if the acquired units were vacant and (ii) the estimated absorption costs, such as additional marketing costs, that would have been incurred during the lease-up period. The Company determines these fair values using market-based estimates and assumptions and with the assistance of independent third-party appraisals.

Jessica Barberich

Securities and Exchange Commission

September 5, 2014

Pursuant to the guidance in ASC 805, the recognition and measurement of assets acquired in a business combination is based on the nature of the specific assets acquired as of the transaction date, based on market participant assumptions. The Company believes the fair value of a property is driven by general economic conditions and its real estate characteristics, including its size, location and condition, as well as its occupancy rate. Market participants would assess the fair value of an occupied property in a substantially identical manner regardless of whether the acquirer intends to operate the property or otherwise enters into a triple-net lease in connection with the acquisition. Consequently, whenever the Company acquires an occupied property, it completes an analysis to determine the fair value of in-place resident lease intangibles – irrespective of whether the property will be integrated into its Managed Property segment or Triple Net Lease segment.

ASC Topic 350 -30-35 provides that the accounting for a recognized intangible asset is based on its useful life to the reporting entity, which is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. The Company determines the useful life of in-place resident leases based on an analysis of all pertinent factors, including the expected use of the asset by the Company, the expected useful life of another asset or group of assets to which the useful life of the intangible may relate, and any legal, regulatory or contractual provisions that may limit the useful life.

The Company believes that the value of in-place resident lease intangibles recognized upon acquisition is consumed over the average life of the underlying resident leases. The Company’s in-place resident leases are typically short term agreements subject to a 30-day cancellation notice by either party. However, these lease terms exist solely to accommodate residents due to their age and physical condition and are not consistent with the actual average length of stay, which is estimated to be 24 months for its AL / MC properties and 33 months for its IL properties. These averages are based on independent market studies of the average length of stay of residents at comparable property types as the Company currently has limited history with some of its properties, such as its triple net lease portfolio for which it only has seven months of operating performance data post-acquisition. Management will continue to monitor the actual resident length of stay compared to market studies as additional information becomes available over time. The Company amortizes the fair value of in-place resident lease intangibles over the expected term of its resident leases.

With respect to the Company’s triple-net leased properties, cash flows are generated from fixed lease payments, rather than fees from resident leases. In connection with the Company’s entry into a triple net lease, the Company assigns resident agreements to the new operator, just as it assigns the rights to use the real estate and personal property subject to these triple net leases. However, the Company believes that it retains substantial beneficial economic interests in the resident leases given that the lessee relies upon the cash flows from those in-place leases to support the lease payments due to the Company. The absence of these in-place leases would impact the amount paid for the property and ultimately the amount of near term rent due under the terms of the triple net lease with the operator. In the absence of in-place resident leases, the amount of rent that a market participant/lessor would expect to realize during the lease-up period would be negatively impacted until the operator/tenant achieves stabilized occupancy. Accordingly, the Company believes these in-place resident intangibles have value to it following their assignment until such time as those residents terminate their stay and are replaced by the operator in the normal course of business. Therefore, the Company does not believe that the assignment of the resident leases to an operator under a net lease arrangement impacts the value assigned to these intangible assets, or the useful lives established for the resident intangibles.

Jessica Barberich

Securities and Exchange Commission

September 5, 2014

Note 7. Real Estate Related and Other Loans, Residential Mortgage Loans and Subprime

Mortgage Loans, page 136

4.	Please revise your disclosure to specifically explain your accounting policy for the reversal of valuation allowances on loans held for sale and held for investment. Please provide us with your proposed future revisions, and cite the relevant accounting literature upon which you relied in your response.

Response

In response to the Staff’s comment, the Company proposes to expand its disclosure in future filings to include the following information:

Loans held-for-investment are recorded net of any unamortized discount (or gross of any unamortized premiums), including any fees received and an allowance for loan loss based on inputs determined using management’s best estimates.

If the fair value of a loan declines below its carrying amount, the Company records an allowance for loss in accordance with ASC 310-10-35-37 to 40. If such loan subsequently increases in value, the Company records a reversal of such allowance to the extent of the previously recorded allowance (i.e., any increase in value above the recorded investment in the loan is not recorded).

For impaired loans other than impaired loans acquired at a discount for credit quality, Newcastle accrues for interest on the net carrying amount of the loans (provided that no interest is accrued to the extent it is deemed uncollectible), and other changes in the carrying amount of the loans are recorded as an adjustment to the loss allowance (either an increase or a reversal), in accordance with ASC 310-10-35-40a.

* * *

Please contact the undersigned at (212) 479-5279 should you require further information or have any questions.

Very truly yours,

/s/ Justine Cheng
Chief Financial Officer, Chief Operating Officer and Treasurer

cc:	Kristi Marrone
Securities and Exchange Commission